UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

04008147

February 4, 2004

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2004

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Re: Xcel Energy Inc.
Incoming letter dated January 9, 2004

Dear Mr. Joseph:

This is in response to your letters dated January 9, 2004 concerning the shareholder proposal submitted to Xcel by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

72903

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: (312) 782-3939 • FACSIMILE: (312) 782-8585

January 9, 2004

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Gerald R. Armstrong (the "Proponent") from its 2004 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2004. The definitive copies of the 2004 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 1, 2004. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2004 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Discussion of Reasons for Omission

Rule 14a-8(i)(10) - THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g. Telular Corp.* (available December 5, 2003); *See also Cisco Systems, Inc.* (available August 11, 2003)(where proposal asked the Board to consider executive compensation plan that has already been considered and approved); and *Intel Corporation* (available March 11, 2003) (proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). As discussed below, the Company's Board of Directors has adopted resolutions that are consistent with the Proposal, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Proposal requests that the Board of Directors "take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually." Currently the classification of the Company's Board of Directors is governed by provisions in the Company's by-laws. There are no provisions requiring classification of directors in the Company's articles of incorporation. In December 2003, the Company's Board of Directors voted to approve an amendment to the Company's by-laws that would declassify the Board of Directors and require an annual election for each member. However, because the Company's articles of incorporation prohibit the Board of Directors from amending the by-laws to effect a change in their terms of office without shareholder approval, the Board of Directors, at the same meeting, also recommended that such amendment be submitted to the Company's shareholders for approval at the Company's 2004 annual meeting. The Board is recommending the approval of the amendment of the by-laws. Even though the amendment is not yet effective, the Board of Directors has taken all steps that it can lawfully take to effect the amendment, which is what the Proposal requests. Accordingly, the Proposal is excludable under 14a-8(i)(10) because the Company has already substantially implemented the proposal.

Because the substance of the amendment to the by-laws substantially implements the Proposal, the Company is seeking to negotiate a voluntary withdrawal by the Proponent. this letter is being filed now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2004 proxy materials.

For these reasons, it is the Company's view that the Proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) since the Proposal has been substantially implemented.

Sincerely,

Robert J. Joseph

Robert J. Joseph

cc: Gerald Armstrong

KLXX 12-11-03

EXHIBIT A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
December 8, 2003

Cathy J. Hart, Secretary
XCEL ENERGY INC.
800 Nicollet Mall, 30th Floor
Minneapolis, Minnesota 55402

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL ENERGY INC. at the coming annual meeting in 2004, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 912 shares of stock registered in my own name, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the enclosed resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Arsmtrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303:355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introlduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong

Gerald R. Armstrong, $hareholder

Certified Mail No. 7003 1010 0002 6392 9117

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of previously-elected Directors."

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation. Currently, XCEL's board is divided into three classes with each class serving staggered three-year terms. Because of this structure, shareholders may only vote for one-third of the Directors each year. This is not in the best interest of the shareholders because it reduces accountability and is an unnecessary take-over defense.

In XCEL's last annual meeting, where confidential voting was not permitted, shareholders voted 117,153,946 shares in favor of this proposal and 105,814,511 shares against (it should be noted that all unmarked proxies were voted against the proposal by management).

In annual meetings held in 2003, Sprint, Equity Residential Properties Trust, iStar Financial, West Coast Bancorp, Bristol-Myers Squibb, Dow-Jones, Equity Office Properties Trust and Pfizer have enacted it.

PFIZER INC. stated in its 2003 proxy statement: "The proposed amendment will allow shareholders to review and express their opinions on the performance of all Directors each year. Because there is no limit to the number of terms an individual may serve, the continuity and stability of the Board's membership and our policies and long-term strategic planning should not be affected."

WEST COAST BANCORP stated in its 2003 proxy statement: "Annual election will facilitate the election of directors who will, in the view of a majority of shareholders, manage the Company in the best interests of the Company and its shareholders."

These actions have increased shareholder voting rights by 300%--and, at no cost.

The proponent is a professional investor who reviews the operations of many corporations and notes that many boards are strongly supported by their shareholders. It is his observation that this is the result of their achievements, accoutability and performance--not three-year terms.

He also believes the current system produces only a facade of continuity which should be displaced; and accountability and performance by substituted as the basis for re-election to our board of directors.

Please vote "FOR" this proposal. Unmarked proxies will be voted against.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 9, 2004

The proposal requests that the board take the necessary steps to elect the entire board of directors annually.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Xcel must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Xcel's 2004 Annual Meeting. Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel